UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Key Technology, Inc.

(Name of Subject Company (Issuer))

Cascade Merger Sub, Inc.

(Offeror)

Duravant LLC

(Parent of Offeror)

WARBURG PINCUS PRIVATE EQUITY XII, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-B, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-D, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-E, L.P.

WP XII PARTNERS, L.P.

WARBURG PINCUS XII PARTNERS, L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common stock, no par value

(Title of Class of Securities)

493143101

(CUSIP Number of Class of Securities)

Craig Reuther

Duravant LLC

3500 Lacey Road, Suite 290, Downers Grove, IL 60515

Tel: (630) 635-3913

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James Langston

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$172,933,132.50	$21,530.18
*	The calculation of the transaction value is determined by multiplying the offer price of $26.75 per share by 6,464,790 shares of common stock, no par value, of Key Technology, Inc. issued and outstanding (including 321,154 shares subject to service-based or performance-based vesting conditions). The calculation of the filing fee is based on information provided by Key Technology, Inc. as of February 7, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No: N/A	Filing Party: N/A Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), to acquire all of the outstanding shares of common stock, no par value (“Shares”), of Key Technology, Inc., an Oregon corporation (“Key Technology”), at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Key Technology, Inc.

150 Avery Street

Walla Walla, Washington 99362

(509) 529-2161

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

SUMMARY TERM SHEET

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Duravant, Purchaser and the WP XII Funds”)

SCHEDULE I — INFORMATION RELATING TO DURAVANT, PURCHASER AND THE OFFEROR GROUP

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Duravant, Purchaser and the WP XII Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Key Technology”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Duravant, Purchaser and the WP XII Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Key Technology”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Key Technology”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Key Technology”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Key Technology”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Key Technology”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Key Technology”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Key Technology”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Key Technology”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Key Technology”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Duravant, Purchaser and the WP XII Funds”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Key Technology”)

SCHEDULE I — INFORMATION RELATING TO DURAVANT, PURCHASER AND THE OFFEROR GROUP

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Key Technology”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Key Technology”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Key Technology”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 8, 2018.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on February 8, 2018.

(a)(1)(G)	Press Release, dated January 25, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(H)	Letter from Duravant President & CEO to Duravant Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(I)	Letter from Duravant President & CEO to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(J)	Overview of Duravant Presentation to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(K)	Tweet from January 25, 2018 by Duravant (@Duravant) (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(L)	LinkedIn posting from January 25, 2018 by Duravant (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(M)	Facebook posting from January 25, 2018 by Duravant (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(N)	Press Release, dated February 8, 2018.

(b)(1)	Amended and Restated Debt Commitment Letter, dated February 5, 2018, by and between Jefferies Finance LLC, Citigroup Global Markets, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Antares Capital LP, Société Générale, SG Americas, LLC and Engineered Machinery Holdings, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of January 25, 2018 by and among Duravant LLC, Cascade Merger Sub, Inc. and Key Technology, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Key Technology, Inc. on January 31, 2018).

(d)(2)	Confidentiality Agreement, dated October 9, 2017 by and between Duravant LLC and Robert W. Baird & Co. Incorporated, acting as Key Technology, Inc.’s financial advisor.

(d)(3)	Exclusivity Agreement, delivered January 24, 2018 by and between Duravant LLC and Key Technology, Inc.

(d)(4)	Tender and Support Agreement, dated January 25, 2018, by and among Duravant LLC, Cascade Merger Sub, Inc., Robert M. Averick, Leslie J. Schreyer, as Trustee under the Trust Agreement dated December 23, 1989 for the benefit of the issue of Jonathan D. Sackler, Piton Capital Partners LLC and M3C Holdings LLC.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CASCADE MERGER SUB, INC.

By: /s/ Craig Reuther
Name: Craig Reuther
Title: Vice President and Treasurer

DURAVANT LLC

By: /s/ Craig Reuther
Name: Craig Reuther
Title: Chief Financial Officer

WARBURG PINCUS PRIVATE EQUITY XII, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-B, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-D, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-E, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WP XII PARTNERS, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS XII PARTNERS, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

Dated: February 8, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 8, 2018.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on February 8, 2018.

(a)(1)(G)	Press Release, dated January 25, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(H)	Letter from Duravant President & CEO to Duravant Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(I)	Letter from Duravant President & CEO to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(J)	Overview of Duravant Presentation to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(K)	Tweet from January 25, 2018 by Duravant (@Duravant) (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(L)	LinkedIn posting from January 25, 2018 by Duravant (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(M)	Facebook posting from January 25, 2018 by Duravant (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).

(a)(1)(N)	Press Release, dated February 8, 2018.

(b)(1)	Amended and Restated Debt Commitment Letter, dated February 5, 2018, by and between Jefferies Finance LLC, Citigroup Global Markets, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Antares Capital LP, Société Générale, SG Americas, LLC and Engineered Machinery Holdings, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of January 25, 2018 by and among Duravant LLC, Cascade Merger Sub, Inc. and Key Technology, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Key Technology, Inc. on January 31, 2018).

(d)(2)	Confidentiality Agreement, dated October 9, 2017 by and between Duravant LLC and Robert W. Baird & Co. Incorporated, acting as Key Technology, Inc.’s financial advisor.

(d)(3)	Exclusivity Agreement, delivered January 24, 2018 by and between Duravant LLC and Key Technology, Inc.

(d)(4)	Tender and Support Agreement, dated January 25, 2018, by and among Duravant LLC, Cascade Merger Sub, Inc., Robert M. Averick, Leslie J. Schreyer, as Trustee under the Trust Agreement dated December 23, 1989 for the benefit of the issue of Jonathan D. Sackler, Piton Capital Partners LLC and M3C Holdings LLC.

(g)	None.

(h)	None.